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                                   FORM 6-K/A

                                 AMENDMENT NO. 1



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of March, 2003

                                LUSCAR COAL LTD.

                            LUSCAR ENERGY PARTNERSHIP
              (Translation of each registrant's name into English)

     Luscar Coal Ltd.                                 Luscar Energy Partnership
     1600 Oxford Tower
    10235 - 101 Street                                    1133 Yonge Street
     Edmonton, Alberta                                    Toronto, Ontario
      Canada T5J 3G1                                       Canada, M4T 2Y7
      (780) 420-5810                                       (416) 934-7655
 (Address and telephone number of each registrant's principal executive offices)

         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                     ---             ---

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---

         If "Yes, is marked, indicate below the file number assigned to the
registrants in connection with Rule 12g3-2(b): 82-         .
                                                  ---------

         On March 13, 2003, the Registrants filed a Report on Form 6-K which included the Registrants' Press Release dated March 6, 2003 - Report for the Fourth Quarter and Year Ended December 31, 2002. Due to a formatting error, certain financial information was omitted from Luscar Coal Ltd.'s Consolidated Statements of Cash Flows. This Amendment No. 1 is being filed to supply in completed form the Luscar Coal Ltd. Consolidated Statements of Cash Flows.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              LUSCAR COAL LTD.


Date: March 19, 2003                          By /s/ Joseph W. Bronneberg
                                                 -------------------------------
                                                 Name: Joseph W. Bronneberg
                                                       -------------------------
                                                 Title: Vice-President, Finance
                                                        ------------------------

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           LUSCAR ENERGY PARTNERSHIP



Date: March 20, 2003                       By  /s/ JOWDAT WAHEED
                                             ----------------------------------
                                           Name:  JOWDAT WAHEED
                                                -------------------------------
                                           Title: SENIOR VICE PRESIDENT FINANCE
                                                  AND CHIEF FINANCIAL OFFICER
                                                 ------------------------------




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                                  Exhibit Index

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1.1      Press Release dated March 6, 2003 - Report for the Fourth Quarter and
         Year Ended December 31, 2002
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